UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

May 17, 2007
Date of Report (Date of earliest event reported)

Chemokine Therapeutics, Inc.

(Exact name of Company as specified in its charter)

Delaware	000-51080	33-0921251
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia, V6T 1Z3
(Address of Principal Executive Offices and Zip Code)

(604) 822-0301
(Company's telephone number, including area code)

N/A
(Former Name or Former Address, if changed since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On May 17, 2007, Chemokine Therapeutics Corp. entered into a third amendment (the "Third Amendment") to its license agreement with the University of British Columbia ("UBC"), dated September 22, 1999, and amended April 12, 2005 and January 29, 2007. Under the terms of our license agreement with UBC, we were required to meet milestones and make milestone payments with respect to certain of our technology (CTCE-9908 or CTCE-0214). The Third Amendment amended these milestone obligations. The Third Amendment also amended certain of the confidentiality provisions, our obligations to commercialize the technology, and termination rights by UBC, as well as other provisions under the license agreement.

A copy of the Third Amendment is filed as Exhibit 99.1 to this Current Report on Form 8-K. The foregoing summary of certain material terms of the Third Agreement is not intended to be complete and is qualified in its entirety by reference to the Third Amendment filed as Exhibit 99.1 hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.   Description

99.1   Third Amendment to License Agreement with University of British Columbia

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMOKINE THERAPEUTICS CORP.

By: /s/ Bashir Jaffer
    Bashir Jaffer
    Chief Financial Officer

Dated: May 21, 2007

Exhibit 99.1

UBC-CHEMOKINE LICENSE

THIRD AMENDMENT

THIS AGREEMENT effective as of May 17 , 2007 (the "**Effective Date**")

BETWEEN:

> **THE UNIVERSITY OF BRITISH COLUMBIA**
>
> (the "**University**")

AND:

> **CHEMOKINE THERAPEUTICS CORP.**
>
> (the "**Licensee**")

WHEREAS:

A.   The University and the Licensee are parties to a License Agreement dated September 22, 1999, as amended by an Amendment between the parties dated April 12, 2005 and a Second Amendment between the parties dated January 29, 2007 (the "**UBC-Chemokine License**").

B.   The University and the Licensee wish to enter into this Agreement in order to amend the UBC-Chemokine License, as provided herein, and record certain additional agreements between them relating to the UBC-Chemokine License.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants herein set forth, the parties hereto have covenanted and agreed as follows:

ARTICLE 1
AMENDMENTS AND AGREEMENTS

1.1   Amendment re: Ownership of Licensee Improvements

Article 2.1 of the UBC-Chemokine License is amended by adding the following as a new last sentence to Article 2.1:

> "The parties hereto hereby acknowledge and agree that, as between the University and the Licensee, the Licensee owns any and all right, title and interest in and to the Licensee Improvements."

1.2   Amendments re: Financing Statement Filings

Articles 3.6, 3.7, 3.8, 4.3 and 4.4 are deleted in their entirety, and the following new Article 3.6 and Article 3.7 are inserted:

> "3.6   The University may register a financing statement regarding this Agreement under the *Personal Property Security Act* of British Columbia and/or under similar legislation in those jurisdictions in which the Licensee is incorporated and/or has its chief executive office. The Licensee will pay for all reasonable costs associated with such registrations.

3.7   The Licensee will give notice to the University of the jurisdictions in which the Licensee is incorporated and/or has its chief executive office, and of any changes to the jurisdictions where the Licensee is incorporated and/or has its chief executive office within 60 days of any such change. If the University has registered a financing statement under Article 3.6, the Licensee will file within 60 days of any such change in jurisdiction, the appropriate documents in the Personal Property Registries or similar registries outside of British Columbia to document the change in jurisdiction and will provide the University a copy of the verification statement regarding each filing within 15 days after receiving the verification statement. The Licensee will pay for all costs associated with the registrations under this Article 3.7."

1.3   Amendment re: Sublicense Agreements if the UBC-Chemokine License Terminates

Article 4 of the UBC-Chemokine License is amended by adding the following as a new Article 4.5:

"4.5   On granting approval to any sublicense, pursuant to Article 4.1, the University will upon request by the approved sublicense, provide such sublicensee with a letter confirming that if the University:

(a)   gives notice of default to the Licensee pursuant to Article 18.4 of this Agreement, or

(b)   takes any other action pursuant to Articles 18.1 or 18.2 of this Agreement to terminate this Agreement,

then, prior to any termination of this Agreement, the University will give such sublicensee written notice of such default or intention to terminate this Agreement, and in the event of any breach or default by the Licensee, which may be cured pursuant to Article 18.4, will for 30 days from the date of such notice to the sublicensee, give the sublicensee the opportunity to cure such default or breach on the terms provided in Article 18.4 of this Agreement, mutatis mutandis. If this Agreement is terminated, and provided that the sublicense between the Licensee and the sublicensee is in good standing at such time, the University will then enter into good faith negotiations with such sublicensee for the grant to the sublicensee of a new license substantially on the same terms and conditions as are contained in this Agreement."

1.4   Amendment re: Sale of Products

Article 5.4 is amended by deleting it in its entirety replacing it with the following:

"Products shall be deemed to have been sold by the Licensee and included in the Revenue when payment is received by the Licensee, and Revenue from any sublicensee shall be deemed to have been received by the Licensee with respect to each of its sublicensees when such consideration is actually received by the Licensee from its sublicensees, provided in each case that the Licensee makes commercially reasonable efforts to collect amounts owed to it when due."

1.5   Amendment re: Milestone Payments

Article 5.6 is deleted in its entirety and replaced with the following:

"5.6   The Licensee shall pay to the University as milestone payments the following amounts:

(a)   upon filing IND with respect to the Technology or any Improvements in any jurisdiction the sum of $50,000.00,

(b)   upon the start of the first Phase II clinical trials with respect to the Technology or any Improvements in any jurisdiction the sum of $25,000.00. The Licensee will use reasonable commercial efforts to start the first Phase II clinical trials no later than during the second calendar year quarter of 2008. The Licensee covenants to notify the University, in writing, within 15 days of the start of the first Phase II clinical trials,

(c) upon the completion of the first Phase II clinical trials with respect to the Technology or any Improvements in any jurisdiction the sum of $75,000.00. The Licensee covenants to notify the University, in writing, within 15 days of the completion of the first Phase II clinical trials,

(d) upon the start of the first Phase III clinical trials with respect to the Technology or any Improvements in any jurisdiction the sum of $75,000.00.The Licensee will use reasonable commercial efforts to start the first Phase III clinical trials within 10 months after completion of the corresponding Phase II clinical trials. The Licensee covenants to notify the University, in writing, within 15 days of the start of the first Phase III clinical trials; and

(e) upon the completion of the first Phase III clinical trials with respect to the Technology or any Improvements in any jurisdiction the sum of $175,000.00. The Licensee covenants to notify the University, in writing, within 15 days of the completion of the first Phase III clinical trials, and

(f) upon the filing for new drug approval with respect to the Technology or any Improvements in any jurisdiction the sum of $500,000.00, provided that the Licensee will use reasonable commercial efforts to file a new drug approval within 10 months after the completion of the corresponding Phase III clinical trials. The Licensee covenants to furnish the University with a copy of the verification with respect of such filing within 15 days after receipt of the same.

For the purposes of the above subparagraphs: (i) the start of clinical trials will be deemed to have occurred on the dosing of the first human subject in the applicable clinical trials, and (ii) the completion of clinical trials will be deemed to have occurred upon the first to occur of the following (x) successful completion of the clinical trials' objectives that are defined in the study protocol (as it may be amended) for the applicable clinical trials, (y) the Licensee's public announcement of positive results in connection with the completion of the applicable clinical trials, or (z) in respect of Phase II clinical trials, the commencement of corresponding Phase III clinical trials to those Phase II clinical trials, and in respect of Phase III clinical trials, the filing for any corresponding new drug approval to those Phase III clinical trials. In no event shall any milestone payment be paid more than once, regardless of the number of times that the events referred to in subparagraphs (a) through (f) may occur."

1.6 Amendment re: Patent Prosecution

Article 7.1(a) is amended by adding the following words after the words "Patent Portfolio" where they appear in Article 7.1(a):

", and the University shall not make any such material decision except with the Licensee's consent, not to be unreasonably withheld or delayed"

1.7 Amendments re: Claims Against the Licensee of Alleged Infringement by the Technology, University Improvements or Joint Improvements

Article 8.5 is amended as follows:

(a) Article 8.5 is amended by adding the following words as a new first sentence of Article 18.5:

"In the event that any complaint alleging infringement or violation of any patent or other proprietary rights is made against the University with respect to the Technology, University Improvements or Joint Improvements, or use thereof, or the manufacture, use or sale of Products, the University shall promptly notify the Licensee upon receipt of the complaint and shall keep the Licensee informed of the actions and positions taken by the complainant and taken or proposed to be taken by the University on behalf of itself."

(b)   Article 8.5(c) is deleted in its entirety and replaced with the following:

"(c)   no settlement, consent judgment or other voluntary final disposition of the complaint may be entered into by the Licensee without the consent of the University if such settlement, consent judgment or other voluntary final disposition would alter, derogate or diminish the University's rights in or to the Technology, University Improvements or Joint Improvements or the University's rights to any royalties under this Agreement, which consent will not be unreasonably withheld or delayed;"

1.8   Amendment re: Limitation Period

Article 9.4 is amended by deleting the words "six months" and replacing them with "24 months".

1.9   Amendments re: Confidentiality Provisions

(a)   The definition of "Confidential Information" in Article 1.1(c) is deleted in its entirety and replaced with the following:

"(f)   "**Confidential Information**" means all Information, regardless of its form:

(i)   designated by the University as confidential, whether orally or in writing, including without limitation all information and documents related to the Technology, University Improvements and Joint Improvements and the terms and conditions of this Agreement; and

(ii)   disclosed by the University to the Licensee, or of which the Licensee becomes aware, whether before or after the Commencement Date, or

(iii)   disclosed by the Licensee to the University, whether before or after the Commencement Date, and which is clearly identified in writing as 'Confidential', except that all information and documents related to the Licensee Improvements, the Licensee's Business Plan (as updated from time to time), the information referred to in Article 10.7, and the reports by the Licensee pursuant information Article 12.2 shall be deemed to be Confidential Information of the Licensee whether or not identified in writing as "Confidential",

except that "Confidential Information" does not include information:

(iv)   possessed by the recipient (the "**Recipient**") prior to receipt from the disclosing party (the '**Discloser**"), other than through prior disclosure by the Discloser, as evidenced by the Recipient's business records;

(v)   published or available to the general public otherwise than through a breach of this Agreement;

(vi)   obtained by the Recipient from a third party with a valid right to disclose it, provided that the third party is not under a confidentiality obligation to the Discloser; or

(vii)   independently developed by employees, agents or consultants of the Recipient who had no knowledge of or access to the Discloser's information as evidenced by the Recipient's business records;"

(b)   Articles 10.1, 10.2, 10.3, 10.4 and 10.5 are deleted in its entirety and replaced with the following:

"10.1 Each party will receive and use the other party's Confidential Information solely in furtherance of the purposes or exercise of rights granted to the party as set forth in this Agreement, subject to the terms and conditions set forth in this Article 10.

10.2 Each party will keep and use the other party's Confidential Information in confidence and will not, without the other party's prior written consent, disclose the other party's Confidential Information to any person or entity, except to the party's directors, officers, employees, faculty, students and professional advisors who require the Confidential Information to assist such party in performing its obligations under this Agreement, The Licensee will maintain an appropriate internal program limiting the distribution of the University's Confidential Information to only those officers, employees and professional advisors who require such Confidential Information in performing the party's obligations under this Agreement and who have signed appropriate non-disclosure agreements.

10.3 In addition to the disclosures permitted by Article 10.2 and notwithstanding any term of this Agreement, the Licensee may disclose the Confidential Information of the University to the extent such disclosure is:

(a)   Required by Timely Disclosure Requirements. Required to be disclosed by timely disclosure requirements of securities laws, regulations and policies or stock exchange policies; provided, however, that the Licensee shall (i) provide the University with reasonable advance notice of and an opportunity to comment on any such required disclosure, (ii) if requested by the University, seek confidential treatment with respect to any such disclosure to the extent available, and (iii) use reasonable efforts to incorporate the comments of the University in any such disclosure or request for confidential treatment;

(b)   Required by Regulatory Authorities. Made by the Licensee to any applicable government entities ('**Regulatory Authorities**") regulating or otherwise exercising authority with respect to the development and commercialization of the Technology, Improvements and Products worldwide, as is required in connection with any filing, application or request for approvals (including pricing and reimbursement approvals), licenses, registrations or authorizations of any Regulatory Authority necessary for the development or commercialization of the Technology, Improvements and Products in a country, including without limitation any (i) approval for a Product (including any INDs, BLAs and supplements and amendments thereto); (ii) pre- and post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto); (iii) labelling approval; and (iv) technical, medical and scientific licenses; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information;

(c)   Required by Agreement. Made by the Licensee, in connection with the performance of this Agreement, to Affiliated Companies, permitted sublicensees, research parties, consultants, representatives or agents, each of whom prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Article 10; or

(d)   <u>Required by Certain Third Parties</u>. Made by the Licensee to existing or potential licensees or licensors, acquirers, or merger, amalgamation or other business combination candidates; potential biotechnology and pharmaceutical collaborators; investment bankers; existing or potential investors, venture capital firms or other financial institutions or investors for purposes of obtaining financing; each of whom prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Article 10.

10.4 Any party required by judicial or administrative process to disclose the other party's Confidential Information, will promptly notify the other party and allow it reasonable time to oppose the process before disclosing the Confidential Information.

10.5 Notwithstanding any termination or expiration of this Agreement, the obligations created in this Article 10 shall survive and be binding upon the parties, and their respective successors and assigns."

(c)   Article 10.7 is amended by adding the word "of' after the words "Technology and" and before the word "any" in the last sentence of Article 10.7.

1.10   Production and Marketing

(a)   Article 11.1 is deleted in its entirety and replaced with the following:

"11.1 The Licensee shall not use any of the UBC Trade-marks, without the prior written consent of the University. The University may use the name, logo and trademarks of the Licensee in a form provided by the Licensee (and not in any altered form) in any publication by the University that advertises or acknowledges the parties' business relationship, subject to prior approval by the Licensee of such use."

(b)   Article 11.2 is deleted in its entirety.

(c)   Article 11.3(a) is deleted in its entirety and replaced with the following:

"(a)   it has or will acquire the infrastructure, expertise and resources to perform its obligations under Article 11.4;"

(d)   Article 11.3(b) is deleted in its entirety and replaced with the following:

"(b)   it will make commercially reasonable efforts to track and monitor performance of all sublicensees under the terms of each sublicense agreement, which efforts may be met by requiring sublicensees to report on their activities under the sublicense agreements on commercially reasonable terms;"

(e)   Articles 11.3(c) is deleted in its entirety and replaced with the following:

"(c)   it will make reasonable commercial efforts to monitor patent infringement with respect to any patent relating to the Technology and any Improvements licensed hereunder, (the Licensee will be deemed to have made such reasonable commercial efforts by making a record for future purposes of any such infringement of which the Licensee acquires knowledge or is informed in the course of its activities in developing and commercializing the Technology and any Improvements hereunder);

(f)   Articles 11.3(e) is deleted in its entirety.

(g)   Article 11.4 is deleted in its entirety and replaced with the following:

"11.4   The Licensee shall use reasonable commercial efforts to promote, market and sell the Products and utilize the Technology and any University Improvements and Joint Improvements and to meet or cause to be met the market demand for the Products and the utilization of the Technology and any University Improvements and Joint Improvements. For the purposes of this Article 11.4 and Article 5.6, "reasonable commercial efforts" shall mean the application by the Licensee of reasonable effort (including the application of financial, human and material resources) consistent with the practice of companies of comparable size within the biotechnology industry, in research and development and commercialization programs for a product of similar market potential and similar stage of development.

(h)   Article 11.5 is amended by deleting the last paragraph of Article 11.5, commencing with the words "The University shall have the right to review…" and ending with the words "…develop, promote, market the Technology."

(i)   Article 11.6 is deleted in its entirety.

(j)   Article 11.7 is amended by deleting the reference to "Article 11.6" and replacing it with a reference to "Article 11.8".

(k)   Article 11.8(d)(ii) and Article 11.9(b) are each amended by deleting the words "best efforts" in those Articles and replacing those words with "reasonable commercial efforts."

1.11   Amendment re: Term

Article 17.1 is amended by adding the following as a new second sentence of Article 17.1:

"Upon termination of this Agreement due to the Agreement running its full term (i.e., upon the last to occur of the two expiration events described in this Article), the Licensee thereafter will have a fully paid-up, perpetual, irrevocable, worldwide non-exclusive license to use and sublicense the Technology, any University Improvements and Joint Improvements and to manufacture, distribute and sell Products within the field of development of therapeutics for the treatment of humans."

1.12   Amendments re: Termination Rights

(a)   Article 18.1 is deleted in its entirety and replaced with the following:

"18.1   This Agreement shall automatically and immediately terminate without notice to the Licensee if the Licensee is adjudged bankrupt or the Licensee makes an assignment for the general benefit of its creditors, provided that in the case of any such involuntary bankruptcy proceedings being started against the Licensee, the Licensee shall have a 90 day period following the start of any such proceedings to oppose such proceedings, and, if such proceedings are discharged or dismissed within such period (or within such longer period during the pendency of any appeal from any order refusing or granting any such discharge or dismissal), the termination shall be of no effect."

(b)   Article 18.2(b) is deleted in its entirety and replaced with the following:

"(b)   if any material execution or other process of any court is levied on the rights licensed to the Licensee under this Agreement or on any money due to UBC and is not released or satisfied by the Licensee within 60 days from the process being levied or within such longer period of time as may be reasonably necessary provided that the Licensee is acting in good faith and with all reasonable diligence to release or satisfy such process;"

(c)   Article 18(d) is amended by adding the following words to the end of Article 18(d):

"and fails to cure such breach within 30 days of receipt of notice from the University,"

(d)   Articles 18.2(a), 18.2(g), 18.2(h), and 18.2(i) are deleted in their entirety.

(e)   Article 18.2(e) is amended by adding the following words to the end of Article 18.2(e):

"and, such security interest, lien, charge or encumbrance is not discharged within 30 days of receipt of notice from the University, (for clarity, this provision will not apply to prohibit the Licensee from granting a security interest under a security agreement or similar instrument that includes as collateral the Licensee's interest in property held under license, including the licenses granted to the Licensee under this Agreement),"

(f)   Article 18.2(1) is amended by inserting the words "the Licensee's board of directors" after the word "or" and before "threatens".

(g)   Article 18.2(j) is amended:

    (i)   by deleting the reference to Article "11.2"; and

    (ii)   by adding the following words to the end of Article 18(j):

    "and, if the breach is capable of being cured, fails to cure such breach within 30 days of receipt of notice from the University,"

(h)   Article 18.2(l) is amended:

    (i)   by adding the following words after "if any sublicense of the Licensee is in breach of its sublicense agreement with the Licensee":

    "by committing an act or omission that would be a breach of this Agreement if the same act or omission was committed by the Licensee"; and

    (ii)   by changing the reference to "30 days" to "90 days".

(i)   Article 18.3 is deleted in its entirety.

(j)   Article 18.6 is amended by adding the following words to the very beginning of the first sentence of Article 18.6:

"If this Agreement is terminated pursuant to Article 18.1, 18.2 or 18.4,"

1.13   Amendments re: Taxes

Article 19.5 is amended by adding the following words immediately after the words "operation of this Agreement" in the first sentence of Article 19.5:

"(other than taxes, if any, based on the University's, its successors' or assigns' income)"

1.14   Acknowledgement and Agreement by the University

The University hereby acknowledges and agrees that to the best of its knowledge, as of the Effective Date of this Agreement:

(a)   the UBC-Chemokine License is in good standing and in full force and effect; and

(b)   there is currently no default by the University or the Licensee under the UBC-Chemokine License or state of facts which, after notice or lapse of time or both, would constitute a default, and there are no disputes or unresolved claims between the University and the Licensee relating to the UBC-Chemokine License.

ARTICLE 2
GENERAL PROVISIONS

2.1   Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

2.2   Entire Agreement

This Agreement and the UBC-Chemokine License sets forth the entire understanding between the Licensee and the University related to the subject matter hereof and no modifications hereof shall be binding unless executed in writing by the parties hereto.

2.3   Enurement

Subject to the limitations hereinbefore expressed, this Agreement shall enure to the benefit of and be binding upon the parties, and their respective successors and permitted assigns.

2.4   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada in force therein without regard to conflict of law rules. All parties agree that by executing this Agreement they have submitted to the jurisdiction of the Supreme Court of British Columbia. The courts of British Columbia shall have exclusive jurisdiction over this Agreement.

(Signature page follows.)

IN WITNESS WHEREOF, each of the University and the Licensee has caused this Agreement to be executed on its behalf by a duly authorised officer with effect as of the Effective Date.

THE UNIVERSITY OF BRITISH COLUMBIA
by its authorized signatory:

    /s/ Barbara M Campbell
Name: BARBARA M. CAMPBELL
Title: Associate Director
          University - Industry Liaison Office

CHEMOKINE THERAPEUTICS CORP.
by its authorized signatory:

    /s/ C. Richard Piazza
Name: C. Richard Piazza
Title: C.E.O.